FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Mexico City, April 24, 2009

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF EMPRESAS ICA, S.A.B. DE C.V., APRIL 24, 2009.

IV. DISCUSSION, APPROVAL, AND MODIFICATION, IF ANY, OF THE REPORTS REFERRED TO IN AGENDA ITEMS I AND II.

The Shareholders’ Meeting adopted the following unanimously:

FIRST.- The reports of the Board of Directors and the Chief Executive Officer were approved in their entirety and in each of their parts, including the audited financial statements and the other financial reports prepared for the fiscal year ended December 31, 2008.

SECOND.- Attach to the Resolutions of the Shareholders’ Meeting a copy of each of the Reports made, as well as the Financial Statements for the year ended December 31, 2008.

V.-	APPLICATION OF RESULTS, INCREASE IN RESERVES, AND DIVIDEND DECLARATION, IF ANY.

The Shareholders’ Meeting adopted the following unanimously:

FIRST.- The application of results and approval of the final balances were approved in the form proposed by the Board of Directors and in accordance with the report of the Chairman.

SECOND.-Ps. 729,576,359.07 was allocated to a share repurchase fund to be used during 2009, as directed by the General Director of the Company.

THIRD.- It was agreed not to declare any dividend.

FOURTH.- It was noted that the number of shares constituting the fixed minimum capital of the Company was 34'693,284 shares as of the end of the 2008 fiscal year.

VI.	DISCUSSION AND APPROVAL OR MODIFICATION OF A PROPOSAL TO PAY EMOLUMENTS TO THE MEMBERS OF THE BOARD OF DIRECTORS AND TO THE MEMBERS OF THE SPECIAL COMMITTEES.

The Shareholders’ Meeting adopted the following unanimously:

FIRST.- Payment of an emolument of Ps. 40,000 net for Directors, members of the special Committees, board members invited to attend committee meetings, invitees, and secretaries of the Board and of the Committees for each meeting of the Board or special committees of the Board that they attend.

VII.-	DESIGNATION OR RATIFICATION OF MEMBERS OF THE BOARD OF DIRECTORS AND CHAIRMEN OF THE SPECIAL COMMITTEES.

The Shareholders’ Meeting adopted the following unanimously:

FIRST.- The designations of María Asunción Aramburuzabala Larregui and Guillermo Javier Haro Bélchez as Directors were revoked. The designation as new members of the Board of Directors of Elsa Beatriz García Bojorges and Aarón Dychter Poltolarek were approved.

SECOND.- Total membership of the Board of Directors of 19 members was approved.

THIRD.- Elsa Beatriz García Bojorges was designated an independent member of the Board of Directors for the term May 2009 through April 2011.

FOURTH.- Aarón Dychter Poltolarek was designated a member of the Board of Directors for the term May 2009 through April 2010.

FIFTH.- The following were ratified as members of the Board of Directors, for the term May 2009 through April 2012:

Bernardo Quintana Isaac Sergio Fernando Montaño León Luis Fernando Zárate Rocha	José Luis Guerrero Álvarez Alonso Quintana Kawage Diego Quintana Kawage

SIXTH.- Juan Claudio Salles Manuel was ratified as Chairman of the Audit Committee, and Fernando Flores Pérez was ratified as Chairman of the Committee for Corporate Practices, Finance and Planning.

SEVENTH.- As a result of the foregoing, approval was given to the composition of the Board of Directors of Empresas ICA, S.A.B. de C.V., as follows:

Bernardo Quintana Isaac, Chairman
Sergio Fernando Montaño León
Emilio Carrillo Gamboa
Alberto Escofet Artigas
Luis Fernando Zárate Rocha
Alonso Quintana Kawage
Juan Claudio Salles Manuel
Esteban Malpica Fomperosa
Elsa Beatriz García Bojorges
Aarón Dychter Poltolarek

José Luis Guerrero Álvarez
Elmer Franco Macías
Alberto Mulás Alonso
Fernando Ruiz Sahagún
Luis Rubio Freidberg
Francisco Javier Garza Zambrano
Sergio M. Alcocer Martínez de Castro
Fernando Flores Pérez
Diego Quintana Kawage

EIGHTH.- The board members so ratified and designated will enjoy the authority and are subject to the obligations and responsibilities established in the Securities Market Law and the Bylaws of the Company.

VIII.	DISCUSSION AND APPROVAL OR MODIFICATION AND RATIFICATION OF A PROPOSAL TO MODIFY THE ACTION PLAN FOR THE OFFICERS OF GRUPO ICA.

The Shareholders’ Meeting adopted the following unanimously:

FIRST.- The updated dispositions of the Action Plan for the officers of Empresas ICA were approved in their entirety.

SECOND.- The text of the Action Plan for the officers of Empresas ICA was approved in the definitive form as proposed and discussed by the Chairman.

THIRD.- A copy of the final text of the Action Plan is annexed to the minutes of the Shareholders’ Meeting.

IX.	DESIGNATION OF AUTHORIZED PERSONS TO CARRY OUT THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS AND FORMALIZE THE RESOLUTIONS ADOPTED DURING THE MEETING.

The Shareholders’ Meeting adopted the following unanimously:

Luis Carlos Romandía García, Quirico Gerardo Seriñá Garza, Enrique Rubio Arenas, José Bernardo Casas Godoy, and Alejandro López Paredes were designated as special delegates to carry out, severally or individually, the acts necessary to make effective each of the resolutions adopted by the Shareholders’ Meeting and to formalize them by means of partial or total protocols of the acts of the Meeting, before a Notary Public of their election.

        /s/ Luis Carlos Romandía García
Lic. Luis Carlos Romandía García
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer